April 14, 2020

Mr. Thomas Kluck

Mr. Michael Coco

Office of International Corporate Finance

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Republic of Peru
Registration Statement under Schedule B
Filed April 8, 2020
File No. 333-237609

Form 18-K for Fiscal Year Ended December 31, 2018
Filed June 11, 2019, as amended November 14, 2019 and April 9, 2020
File No. 001-02512

Dear Mr. Kluck and Mr. Coco,

On behalf of our client the Republic of Peru (the “Republic”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated April 13, 2020, concerning (i) the Registration Statement under Schedule B (File No. 333-237609) filed on April 8, 2020 by the Republic and (ii) the Form 18-K/A (File No. 001-02512) filed on April 9, 2020 by the Republic.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. The responses and information described below are based upon information provided to us by the Republic.

Mr. Thomas Kluck and Mr. Michael Coco

U.S. Securities and Exchange Commission

April 14, 2020

Registration Statement under Schedule B

Description of the Securities

Debt Securities, page 2

Comment No. 1	We note your disclosure that, “Whenever Peru issues a series of debt securities, it will attached [sic] the indenture pursuant to which the securities are issued as an exhibit to the registration statement of which this prospectus forms a part.” Please revise to clarify whether the indenture will be attached to the prospectus or Schedule B at the time of the issuance of a series.

Response No. 1.	The Republic has revised the text referred to in the Staff’s Comment No. 1 to clarify that the indenture pursuant to which the debt securities will be issued has been filed as an exhibit to the Registration Statement under Schedule B.

Comment No. 2	Please remove the disclaimer that, “You should read the indenture, the prospectus supplement and the forms of debt securities before making your investment decision” or advise.

Response No. 2.	The Republic has removed the text referred to in the Staff’s Comment No. 2.

Where You Can Find More Information, page 30

Comment No. 3.	We note that registration statement incorporates by reference any amendment on Form 18-K/A filed after the “date of this prospectus.” We also note that a Form 18-K/A was filed on April 9, 2020 and is not specifically incorporated by reference. Please amend your registration statement to specifically incorporate by reference the latest Form 18- K/A and any subsequent reports that are filed after your initial registration statement and prior to effectiveness.

Response No. 3	The Republic has specifically incorporated by reference Amendment No. 2 on Form 18-K/A filed on April 9, 2020 and Amendment No. 3 on Form 18-K/A filed on April 14, 2020, and will specifically incorporate by reference any additional amendments on Form 18-K/A that are filed after the initial Registration Statement on Schedule B was filed and prior to its effectiveness.

Mr. Thomas Kluck and Mr. Michael Coco

U.S. Securities and Exchange Commission

April 14, 2020

Exhibit E to Form 18-K/A Filed April 9, 2020

General

Comment No. 4.	We note your disclosure in the Risk Factors and Recent Development sections regarding COVID 19 and Peru’s response to it. In the related risk factor, the disclosure states that the government cannot predict the impact that COVID 19 may have on the various sectors of the economy. To the extent possible, considering the potential effects of COVID 19 on Peru’s economic, political, health and other conditions, please discuss the material impact COVID 19 may have on Peru in both the near and long term.

Response No. 4	The Republic acknowledges the Staff’s comment and has revised the disclosure appearing on page E-2 under the caption “Risk Factors” in Amendment No. 3 to Form 18-K/A filed on April 14, 2020.

The Republic acknowledges that the Republic is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-3066.

Very truly yours,

/s/ Jaime Mercado

Jaime Mercado

cc:	Ambassador Hugo de Zela Martínez

Ambassador of Peru to the United States of America

José Olivares Canchari

General Director of the General Directorate of Public Treasury of the Ministry of Economy and Finance of Peru